Renaissance Acquisition Corp.

50 East Sample Road

Pompano Beach, FL 33064

January 29, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Renaissance Acquisition Corp. Registration Statement on Form S-1 Registration No. 333-134444

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Renaissance Acquisition Corp. hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 1:30 p.m. Eastern Time on January 29, 2007 or as soon thereafter as practicable.

We have also attached the pages reflecting the changes referred to in our correspondence of January 26, 2007 and January 29, 2007. We hereby confirm that the language reflected in such changed pages that have been reviewed by the Staff will not change in the prospectus to filed under Rule 424(b).

We acknowledge that:

- should the Commission or staff declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff in declaring the Registration Statement effective take does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement; and

- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RENAISSANCE ACQUISITION CORP.
/s/ Barry W. Florescue

Barry W. Florescue Chairman and Chief Executive Officer

the insider warrants by RAC Partners to its members in a liquidation or distribution and the resale of the shares underlying the insider warrants by RAC Partners and the directors at any time after we execute a definitive agreement for a business combination, but the purchasers have agreed that they will not sell or, subject to certain limited exceptions (including in a distribution upon liquidation of RAC Partners), transfer the insider warrants or exercise the insider warrants until 30 days after we have completed a business combination. Accordingly, the insider warrants will be placed in escrow and will not be released until 30 days after the completion of a business combination.

In addition, Barry W. Florescue, our chairman and chief executive officer, has entered into an agreement with Ladenburg Thalmann pursuant to which he, or an entity or entities he controls, will place limit orders for $12 million of our common stock commencing ten business days after we file our Current Report on Form 8-K announcing our execution of a definitive agreement for a business combination and ending on the business day immediately preceding the record date for the meeting of stockholders at which such business combination is to be approved. Mr. Florescue may vote these shares on a proposed business combination any way he chooses. As a result, he may be able to influence the outcome of a specific business combination. It is intended that purchases will comply with Rule 10b-18 under the Exchange Act at a price equal to the per share amount held in our trust account as reported in such Form 8-K and will be made by Ladenburg Thalmann or another broker dealer mutually agreed upon by Mr. Florescue and Ladenburg Thalmann in such amounts and at such times as Ladenburg Thalmann or such other broker dealer may determine, in its sole discretion, so long as the purchase price does not exceed the above-referenced per share purchase price. Mr. Florescue has agreed that he will not sell or transfer any shares of common stock purchased by him pursuant to this agreement until one year after we have completed a business combination.

Common stock:

Number outstanding before this offering	3,250,000 shares

Number to be outstanding after this offering	16,250,000 shares

agreement for a business combination, it may indicate that there are fewer attractive target businesses available to such entities like our company or that many privately held target businesses are not inclined to enter into these types of transactions with publicly held blank check companies like ours. If we are unable to consummate a business combination with a target business within 24 months from the date of this prospectus, we will be forced to liquidate. In addition, the requirement that we acquire a target business that has a fair market value of at least 80% of our net assets at the time of such acquisition together with our ability to proceed with a business combination if public stockholders owning up to 20% of the shares sold in this offering vote against our business combination and exercise their conversion rights, may require us to raise additional funds through the private sale of securities or incur indebtedness in order to enable us to effect such a business combination.

We may be unable to obtain additional financing, if required, to complete a business combination or to fund the operations and growth of the target business, which could compel us to restructure or abandon a particular business combination.

Although we believe that the net proceeds of this offering will be sufficient to allow us to consummate a business combination, because we have not yet identified any prospective target business, we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of this offering prove to be insufficient, either because of the size of the business combination, the depletion of the available net proceeds in search of a target business, or the obligation to convert into cash a significant number of shares from dissenting stockholders (which could be up to 19.99% of the funds in the trust account), we will be required to seek additional financing. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. In addition, if we consummate a business combination, we may require additional financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after a business combination.

Our existing stockholders, including our officers and directors, control a substantial interest in us and thus may influence certain actions requiring a stockholder vote, including the consummation of a business combination.

Upon consummation of our offering, our existing stockholders (including all of our officers and directors) will collectively own 20% of our issued and outstanding shares of common stock (assuming they do not purchase any units in this offering). In addition, Barry W. Florescue, our chairman and chief executive officer, has entered into an agreement with Ladenburg Thalmann, pursuant to which he, or an entity or entities he controls, will place limit orders for $12 million of our common stock commencing ten business days after we file our Current Report on Form 8-K announcing our execution of a definitive agreement for a business combination and ending on the business day immediately preceding the record date for the meeting of stockholders at which such business combination is to be approved. Mr. Florescue may vote these shares on a proposed business combination in any manner he chooses. Accordingly, our officers and directors may hold more than 20% of our issued and outstanding shares of common stock prior to the stockholder vote relating to a business combination and may influence actions requiring a stockholder vote, including a business combination. Additionally, until we consummate a business combination, our board of directors is and will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. It is unlikely that there will be an annual meeting of stockholders to elect new directors prior to the consummation of a business combination, in which case all of the current directors will continue in office until at least the consummation of the business combination. If there is an annual meeting, as a consequence of our ‘‘staggered’’ board of directors, only a minority of the board of directors will be considered for election and our existing stockholders, because of their ownership position, will have considerable influence regarding the record date for the meeting of stockholders at which such business combination is to be approved. Accordingly, they may vote these shares on a proposed business combination any way they choose and this may have an influence on whether or not a business combination is approved. We will proceed with the business combination only if a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination and public stockholders owning less than 20% of the shares sold in this offering both exercise their conversion rights and vote against the business combination.

Conversion rights

At the time we seek stockholder approval of any business combination, we will offer each public stockholder the right to have such stockholder’s shares of common stock converted to cash if the stockholder votes against the business combination and the business combination is approved and completed. Our existing stockholders will not have such conversion rights with respect to any shares of common stock owned by them, directly or indirectly, whether included in their initial shares or purchased by them in this offering or in the aftermarket (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them). The actual per-share conversion price will be equal to the amount in the trust account, inclusive of any interest (calculated as of two business days prior to the consummation of the proposed business combination), divided by the number of shares sold in this offering. Without taking into account any interest earned on the trust account, the initial per-share conversion price would be $5.83 or $0.17 less than the per-unit offering price of $6.00. An eligible stockholder may request conversion at any time after the mailing to our stockholders of the proxy statement and prior to the vote taken with respect to a proposed business combination at a meeting held for that purpose, but the request will not be granted unless the stockholder votes against the business combination and the business combination is approved and completed. Any request for conversion, once made, may be withdrawn at any time up to the date of the meeting. It is anticipated that the funds to be distributed to stockholders entitled to convert their shares who elect conversion will be distributed promptly after completion of a business combination. Public stockholders who convert their stock into their share of the trust account still have the right to exercise any warrants they still hold.

We will not complete any business combination if public stockholders, owning 20% or more of the shares sold in this offering, both exercise their conversion rights and vote against the business combination. Accordingly, it is our understanding and intention in every case to structure and consummate a business combination in which public stockholders owning 19.99% of the shares sold in this offering may exercise their conversion rights and the business combination will still go forward. We will not take any action to amend or waive any provision of our amended and restated certificate of incorporation that would have the effect of increasing or decreasing the 20% threshold.

Investors in this offering who do not sell, or who receive less than an aggregate of $0.17 of net sales proceeds for, the warrants included in the units, or persons who purchase common stock in the aftermarket at a price in excess of $5.83 per share, may have a disincentive to exercise their conversion rights because the amount they would receive upon conversion could be less than their original or adjusted purchase price.

Liquidation if no business combination

Our amended and restated certificate of incorporation provides that we will continue in existence only until                 , 2009 [twenty four months from the date of this prospectus]. This provision may not be amended except in connection with the consummation of a business combination. If we have not completed a business combination by such date, our corporate existence will cease except for the purposes of winding up our affairs and liquidating, pursuant to Section 278 of the Delaware General Corporation Law. This has the same effect as if our board of directors and stockholders had formally voted to approve our dissolution pursuant to Section 275 of the Delaware General Corporation Law. Accordingly, limiting our corporate existence to a specified date as permitted by Section 102(b)(5) of the Delaware General Corporation Law removes the necessity to comply with the formal procedures

•	Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

•	The initial shares owned by our officers and directors will be released from escrow only if a business combination is successfully completed, and our officers and directors may own warrants, including the insider warrants, which will expire worthless if a business combination is not consummated. Additionally, our directors will not receive liquidation distributions with respect to any of their initial shares. Furthermore, the purchasers of the insider warrants have agreed that such securities will not be sold or transferred by them until after we have completed a business combination. Moreover, our officers and directors may enter into consulting or employment agreements with our company as part of a business combination pursuant to which they may be entitled to compensation for their services to be rendered to the company after the consummation of a business combination. The personal and financial interests of our directors and officers may influence their motivation in identifying and selecting a target business, timely completing a business combination and securing the release of their stock from escrow.

•	Barry W. Florescue, our chairman and chief executive officer, has entered into an agreement with Ladenburg Thalmann pursuant to which he, or an entity or entities he controls, will place limit orders for $12 million of our common stock commencing ten business days after we file our Current Report on Form 8-K announcing our execution of a definitive agreement for a business combination and ending on the business day immediately preceding the record date for the meeting of stockholders at which such business combination is to be approved. If Mr. Florescue purchases shares of common stock pursuant to that agreement or if Mr. Florescue or any of our other directors and officers purchase shares of common stock as part of this offering or in the open market, they would be entitled to vote such shares as they choose on a proposal to approve a business combination which may influence whether or not the business combination is approved, however, in no event could they exercise conversion rights and convert their shares into a portion of the trust account.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•	the corporation could financially undertake the opportunity;

•	the opportunity is within the corporation’s line of business; and

•	it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, each of our officers has agreed, until the earliest of a business combination, our liquidation or such time as he or she ceases to be an officer, to present to our company for our consideration, prior to presentation to any other entity, any business opportunity which may reasonably be required to be presented to us under Delaware law, subject to any pre-existing fiduciary or contractual obligations he might have.

In connection with the vote required for any business combination, all of our existing stockholders, including all of our officers and directors, have agreed to vote their respective shares of common stock which were owned prior to this offering in accordance with the vote of the public stockholders owning a majority of the shares of our common stock sold in this offering. In addition, they have agreed to waive their respective rights to participate in any liquidation distribution with common stock (assuming none of them purchase any units offered by this prospectus). None of our existing stockholders, officers and directors has indicated to us any intent to purchase our securities in the offering. Because of the ownership block held by our existing stockholders, such individuals may be able to effectively exercise control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions other than approval of a business combination.

All of the initial shares outstanding prior to the date of this prospectus will be placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until the earliest of:

•	one year after our consummation of a business combination; and

•	the consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to our consummating a business combination with a target business.

During the escrow period, the holders of these shares will not be able to sell or transfer their securities except to their spouses and children or trusts established for their benefit, but will retain all other rights as our stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, none of our existing stockholders will receive any portion of the liquidation proceeds with respect to their initial shares.

RAC Partners, an entity controlled by Barry W. Florescue, our chairman and chief executive officer, has committed to purchase 4,447,667 of the insider warrants from us and Morton Farber and Charles W. Miersch, members of our Board of Directors, have each committed to purchase 109,500 insider warrants from us (for an aggregate purchase price of approximately $2,100,000). These purchases will take place on a private placement basis simultaneously with the consummation of this offering. The insider warrants will be identical to the warrants underlying the units being offered by this prospectus except that (i) they will have an exercise price of $6.00 per share, (ii) we will not register the sale of the warrants to the public and (iii) the insider warrants will be exercisable on a cashless basis at the holders’ option so long as such warrants are held by such directors, RAC Partners or its affiliates. We have agreed to register the transfer of the insider warrants by RAC Partners to its members in a liquidation or distribution and the resale of the shares underlying the insider warrants by RAC Partners and the directors at any time after we execute a definitive agreement for a business combination, but the purchasers of the insider warrants have agreed that the insider warrants will not be sold or, subject to certain limited exceptions (including in a distribution upon liquidation at RAC Partners), transferred by them and they may not exercise the insider warrants until 30 days after we have completed a business combination. Accordingly, the insider warrants will be placed in escrow and will not be released until 30 days after the completion of a business combination.

Barry W. Florescue, our chairman and chief executive officer, has entered into an agreement with Ladenburg Thalmann, which is intended to comply with Rule 10b5-1 under the Exchange Act, pursuant to which he, or an entity or entities he controls, will place limit orders for $12 million of our common stock commencing ten business days after we file our Current Report on Form 8-K announcing our execution of a definitive agreement for a business combination and ending on the business day immediately preceding the record date for the meeting of stockholders at which such business combination is to be approved. Mr. Florescue may vote these shares or a proposed business combination any way he chooses. Mr. Florescue has agreed that he will not sell or transfer any shares of common stock purchased by him pursuant to this agreement until one year after we have completed a business combination. It is intended that these purchases will comply with Rule 10b-18 under the Exchange Act and accordingly, any purchases that are not permitted by Rule 10b-18 will not be made. These purchases will be made at a price equal to the per share amount held in our trust account as reported in such Form 8-K and will be made by Ladenburg Thalmann or an independent broker dealer mutually agreed upon by Mr. Florescue and Ladenburg Thalmann in (including in the event that Ladenburg Thalmann’s participation in the purchases would violate Rule 10b-18) such amounts and at such times as Ladenburg Thalmann or such other broker dealer may determine, in its sole discretion, so long as the purchase price does not exceed the above-referenced per share purchase price. As a result of Ladenburg Thalmann’s interest in our consummation of a business combination, they may not be deemed to be independent for purposes of this agreement. Mr. Florescue has agreed to make available to Ladenburg Thalmann monthly statements confirming that Mr. Florescue has sufficient funds to satisfy these transactions.

Barry W. Florescue and Logan D. Delany, Jr. are our ‘‘promoters’’ as that term is defined under the Federal securities laws.

Certain Relationships and Related Transactions

In April 2006, we issued 3,250,000 shares (as adjusted for a 5,000-for-1 stock split effected in May 2006, a 1-for-1.1153846 reverse stock split effected in July 2006, the transfer on July 12, 2006 by RAC Partners of 2,586 shares to each of the other stockholders at a purchase price of .0077 per share and the withdrawal of certain of our directors as members of RAC Partners in January 2007 described below) of our common stock to the individuals set forth below for an aggregate of $25,000 in cash, at an average purchase price of approximately $0.0077 per share, as follows:

Name	Number of Shares	Relationship to Us
RAC Partners LLC	2,979,000	Stockholder which is controlled by Barry W. Florescue, the Company’s Chairman and Chief Executive Officer
Barry W. Florescue	25,000	Chairman and Chief Executive Officer
Logan D. Delany, Jr.	25,000	Executive Vice President and Director
Stanley Kreitman	25,000	Director
Charles W. Miersch	98,000	Director
Morton Farber	98,000	Director

Mr. Miersch and Mr. Farber were originally members of RAC Partners, but each of them withdrew as members of RAC Partners and as a consequence received his pro rata shares of common stock that RAC Partners held (73,000 shares each) and assumed the obligation of RAC Partners to purchase 109,500 insider warrants.

If the underwriter determines the size of the offering should be increased or decreased, a stock dividend or a contribution back to capital, as applicable, would be effectuated in order to maintain our existing stockholders’ ownership at a percentage of the number of shares to be sold in this offering.

The holders of the majority of these shares will be entitled to make up to two demands that we register these shares pursuant to an agreement to be signed prior to or on the date of this prospectus. The holders of the majority of these shares may elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are released from escrow. In addition, these stockholders have certain ‘‘piggy-back’’ registration rights with respect to registration statements filed subsequent to the date on which these shares of common stock are released from escrow. We will bear the expenses incurred in connection with the filing of any such registration statements.

RAC Partners has committed to purchase 4,447,667 of the insider warrants from us and Charles W. Miersch and Morton Faber have each committed to purchase 109,500 insider warrants from us (for an aggregate purchase price of $2,100,000). This purchase will take place on a private placement basis simultaneously with the consummation of this offering. The insider warrants will be identical to the warrants underlying the units being offered by this prospectus except that (i) they will have an exercise price of $6.00 per share, (ii) we will not register the sale of the warrants to the public and (iii) the insider warrants will be exercisable on a cashless basis at the holders’ option so long as such warrants are held by RAC Partners or its affiliates. We have agreed to register the transfer of the insider warrants by RAC Partners to its members in a liquidation or distribution and the resale of the shares underlying the insider warrants by RAC Partners and the directors at any time after we execute a definitive agreement for a business combination, but the purchasers have agreed that the insider warrants will not be sold or, subject to certain limited exceptions (including in a distribution upon liquidation of RAC Partners), transferred by them and they may not exercise the insider warrants until 30 days after we have completed a business combination. Accordingly, the insider warrants will be placed in escrow and will not be released until 30 days after the completion of a business combination.

Barry W. Florescue, our chairman and chief executive officer, has entered into an agreement with Ladenburg Thalmann, which is intended to comply with Rule 10b5-1 under the Exchange Act, pursuant to which he, or an entity or entities he controls, will place limit orders for $12 million of our common stock commencing ten business days after we file our Current Report on Form 8-K announcing our execution of a definitive agreement for a business combination and ending on the business day immediately preceding the record date for the meeting of stockholders at which such business combination is to be approved. Mr. Florescue may vote these shares any way he chooses. Mr. Florescue has agreed that he will not sell or transfer any shares of common stock purchased by him pursuant to this agreement until one year after we have completed a business combination. It is intended that these purchases will comply with Rule 10b-18 under the Exchange Act and accordingly, any purchases that are not permitted by Rule 10b-18 will not be made. These purchases will be made at a price equal to the per share amount held in our trust account as reported in such Form 8-K and will be made by Ladenburg Thalmann or an independent broker dealer mutually agreed upon by Mr. Florescue and Landenburg Thalmann (including in the event that Landenburg Thalmann’s participation in the purchases would violate Rule 10b-18) in such amounts and at such times as Ladenburg Thalmann or such other broker dealer may determine, in its sole discretion, so long as the purchase price does not exceed the above-referenced per share purchase price. As a result of Ladenburg Thalmann’s interest in our consummation of a business combination, they may not be deemed to be independent for purposes of this agreement. Mr. Florescue has agreed to make available to Ladenburg Thalmann monthly statements confirming that Mr. Florescue has sufficient funds to satisfy these transactions.

BMD Management Company, an affiliate of Barry W. Florescue, has agreed that, commencing on the effective date of this prospectus through the acquisition of a target business, it will make available to us a small amount of office space and certain office and secretarial services, as we may require from time to time. We have agreed to pay BMD Management Company $8,000 per month for these services. Mr. Florescue is the chairman of the board and president of BMD Management Company and, as a result, will benefit from the transaction to the extent of his interest in BMD Management Company. However, this arrangement is solely for our benefit and is not intended to provide Mr. Florescue compensation in lieu of a salary. We believe, based on rents and fees for similar services in the Miami-Ft. Lauderdale, Florida metropolitan area, that the fee charged by BMD Management Company is at least as favorable as we could have obtained from an unaffiliated person.

We engage and propose to engage in ordinary course banking relationships on customary terms with Century Bank. Barry W. Florescue, is chairman of the board of Century Financial Group Inc, the holding company for Century Bank. In addition, Charles W. Miersch is chairman of the board of Century Bank and Mr. Florescue and Stanley Kreitman also serve on its board of directors. As of the date of this prospectus, Barry W. Florescue has advanced to us an aggregate of $150,000 to cover expenses related to this offering. The loan, which we expect will be purchased by RAC Partners prior to the consummation of this offering, will be payable without interest on the earlier of April 30, 2007 or the consummation of this offering. We intend to repay this loan from the proceeds of this offering not being placed in trust.

We will reimburse our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us, which will be reviewed only by our board or a court of competent jurisdiction if such reimbursement is challenged.

Other than the $8,000 per-month administrative fee and any reimbursable out-of-pocket expenses payable to our officers and directors, no compensation or fees of any kind, including finder’s fees,

consulting fees or other similar compensation, will be paid to any of our existing stockholders, officers or directors who owned our common stock prior to this offering, or to any of their respective affiliates, prior to or with respect to the business combination.